SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             RAINMAKER SYSTEMS, INC.
                             -----------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of class of securities)

                                    750875106
                                    ---------
                                 (CUSIP NUMBER)

                                 Bernard P. Jubb
                              2112 West Cliff Drive
                          Santa Cruz, California 95060
                           Telephone No._831-469-8029
                           --------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)



                                January 9, 2001_
                                ----------------
             (Date of event which requires filing of this statement)

              If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
            schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
                          check the following box [X].

               Check the following box if a fee is being paid with
                               this statement [ ].


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
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

----------------------------------------------------                                   -----------------------------------------
CUSIP NO. 750875106                                                13D                  PAGE 2 OF 6 PAGES
----------------------------------------------------                                   -----------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Bernard P. Jubb
--------------------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                              (a)  [  ]
                                                                                           (b)  [  ]
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    3                                                          SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                    PF
---------- ---------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                                                            [  ]
--------------------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                    United Kingdom
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         NUMBER OF          7       SOLE VOTING POWER

          SHARES                    2,437,416
                            ----------------------------------------------------------------------------------------------------
       BENEFICIALLY         8       SHARED VOTING POWER

         OWNED BY                   0
                            ----------------------------------------------------------------------------------------------------
           EACH             9       SOLE DISPOSITIVE POWER
                                    2,437,416
        REPORTING
                            ----------------------------------------------------------------------------------------------------
       PERSON WITH          10      SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,437,416
--------------------------------------------------------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                                                 [  ]

--------------------------------------------------------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.23%
--------------------------------------------------------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON*
                    IN
--------------------------------------------------------------------------------------------------------------------------------
                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                Page 2 of 5 Pages

 This Statement on Schedule 13D (the "Statement") relates to the shares of common stock, par value $.001 per share (the "Common Stock"), of Rainmaker Systems, Inc. (the "Issuer") and supersedes the statement on Schedule 13G filed by Bernard P. Jubb ("Mr. Jubb" or the "Reporting Person") on February 22, 2000 with respect to the his beneficial ownership of Common Stock.

 Item 1.          Security and Issuer.

                  This Statement relates to the Common Stock of the Issuer, a Delaware corporation having its principal executive offices at 1800 Green Hills Road, Scotts Valley, California 95066.


Item 2.           Identity and Background.

                  This statement is being filed on behalf of Bernard P. Jubb, a citizen of the United Kingdom.

                  The business address of Mr. Jubb is 735 Chestnut Street, Santa Cruz, California 95060. The present principal occupation/employment of Mr. Jubb is director of Ocean Group. The address of Ocean Group's principal business office is 735 Chestnut Street, Santa Cruz, California 95060.

                  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3.          Source and Amount of Funds or Other Consideration.

                  Mr. Jubb acquired with his personal funds 4,200,000 shares (on a post-split basis) of Common Stock from the Issuer in 1991 in connection with the initial organization of the Issuer for an aggregate purchase price of $20,000. Mr. Jubb has since disposed of 1,762,584 shares through gifts and sales from time to time on the open market.

 Item 4.          Purpose of Transaction.

                  Until the date hereof, the Reporting Person has reported his beneficial ownership of the Common Stock on a Schedule 13G pursuant to Rule 13d-1(c). The Reporting Person acquired the Common Stock in connection with the initial organization of the Issuer and beneficially owned

                                Page 3 of 5 Pages
such stock when the Issuer first offered its securities to the public. In accordance with Rule 13d-1(e), the Reporting Person is now filing this Schedule 13D not because of an additional acquisition of Common Stock but because the Reporting Person now holds the Common Stock with a purpose of attempting to influence management through discussions with management and persuasion of other shareholders. The Reporting Person has no present plans to solicit proxies.

         The Reporting Person intends to continuously assess the Issuer's businesses, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities in particular, and other developments and other investment opportunities. Depending on such assessments, the Reporting Person may (i) sell or otherwise dispose of some or all of his Common Stock or (ii) acquire additional Common Stock.

         Other than as described above, the Reporting Person does not have any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

 Item 5.          Interest in Securities of the Issuer.

                  (a) The aggregate number and percentage of shares of Common Stock to which this statement relates is 2,437,416 shares, representing 6.23% of the 39,096,758 shares of Common Stock outstanding on October 31, 2000, as reported by the Issuer.

                  (b) Mr. Jubb has sole power to vote and sole power to dispose or to direct the disposition of 2,437,416 shares of Common Stock.

                  (c) None.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               None.

 Item 7.       Material to be Filed as Exhibits.

               None.

                               Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

 March 23, 2001                   /s/ Bernard P. Jubb
                                 --------------------------------------
                                 Bernard P. Jubb









                                Page 5 of 5 Pages